SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________)*

                         CNL Restaurant Properties, Inc.

-----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12613A101

-----------------------------------------------------------------------------
                                 (CUSIP Number)

                             John M. McDonald, Esq.
                                Shaw Pittman LLP
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000

-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999

-----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

---------------------------------------- *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                           -------------------------------
CUSIP No. 12613A101               13D                   Page 2 of 13 Pages
---------------------                           -------------------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James M. Seneff, Jr.
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
           (SEE INSTRUCTIONS)                                           (b) |_|

---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO, AF
---------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- --------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                      957,710
                      -------- ------------------------------------------------
       SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 4,494,131
                      -------- ------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  930,891
                      -------- ------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER

                               4,520,950
--------------------- -------- ------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,451,841
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                        |_|
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.05%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN, HC
---------- --------------------------------------------------------------------

----------------------                                  -----------------------
CUSIP No. 12613A101                   13D                    Page 3 of 13 Pages
----------------------                                  -----------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Dayle L. Seneff
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
           (SEE INSTRUCTIONS)                                           (b) |_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
---------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- --------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 -0-
                      -------- ------------------------------------------------
       SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 4,491,381
                      -------- ------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  -0-
                      -------- ------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER

                               4,491,381
--------------------- -------- ------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,491,381
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                        |_|
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.93%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN, HC
---------- --------------------------------------------------------------------

-----------------------                                   ---------------------
CUSIP No. 12613A101                13D                      Page 4 of 13 Pages
-----------------------                                   ---------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CNL Holdings, Inc.
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
           (SEE INSTRUCTIONS)                                           (b) |_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
---------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
---------- --------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 -0-
                      -------- ------------------------------------------------
       SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 4,491,381
                      -------- ------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  -0-
                      -------- ------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER

                               4,491,381
--------------------- -------- ------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,491,381
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                        |_|
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.93%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           HC
---------- --------------------------------------------------------------------

----------------------                                       ------------------
CUSIP No. 12613A101                  13D                     Page 5 of 13 Pages
----------------------                                       ------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CNL Financial Group, Inc.
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
           (SEE INSTRUCTIONS)                                           (b) |_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO
---------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
---------- --------------------------------------------------------------------
                         7     SOLE VOTING POWER

     NUMBER OF                 -0-
                      -------- ------------------------------------------------
       SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 4,491,381
                      -------- ------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  -0-
                      -------- ------------------------------------------------
        WITH            10     SHARED DISPOSITIVE POWER

                               4,491,381
--------------------- -------- ------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,491,381
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                        |_|

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.93%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
---------- --------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER


         The class of equity securities to which this statement relates consists of the common stock, par value $0.01 per share (the "Common Stock"), of CNL Restaurant Properties, Inc., a Maryland corporation (the "Company"). The address of the Company's principal executive offices is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336.


Item 2.  IDENTITY AND BACKGROUND

         (a) The names of the filing persons are:

             James M. Seneff, Jr. ("Mr. Seneff")

             Dayle L. Seneff ("Mrs. Seneff")

             CNL Holdings, Inc. ("CNL Holdings"), a corporation organized under the laws of the state of Florida. CNL Holdings is the parent company of CNL Financial Group, Inc. Mr. Seneff is the Chairman of the Board, Chief Executive Officer, President and a director of CNL Holdings and with Mrs. Seneff owns all of the outstanding shares of CNL Holdings. The other directors of CNL Holdings are Mrs. Seneff and Timothy J. Seneff ("Mr. T. Seneff"). The other executive officers of CNL Holdings are Mr. T. Seneff, who serves as Vice Chairman of the Board and Vice President, Kelley P. Mossburg ("Mr. Mossburg"), who serves as Chief Operating Officer, Lynn E. Rose ("Ms. Rose"), who serves as Secretary and Robert A. Bourne ("Mr. Bourne"), who serves as Treasurer.

             CNL Financial Group, Inc. ("CNL Financial Group"), a corporation organized under the laws of the state of Florida. CNL Financial Group is a wholly owned subsidiary of CNL Holdings. Mr. Seneff serves as sole director, Chairman of the Board and Chief Executive Officer of CNL Financial Group. The other executive officers of CNL Financial Group are Mr. Bourne, who serves as President and Treasurer, Mr. T. Seneff, who serves as Vice President, Ms. Rose, who serves as Secretary and Chief Financial Officer, Mark Amerman ("Mr. Amerman"), who serves as Senior Vice President, Tammy Tipton ("Ms. Tipton"), who serves as Senior Vice President and Controller, Michael D. Ianonne ("Mr. Iannone"), who serves as Senior Vice President of Tax, and Karen Schlachter ("Ms. Schlachter"), who serves as Vice President of Executive Services and Assistant Treasurer.


         (b) The business address for Mr. Seneff, Mrs. Seneff, Mr. T. Seneff, Mr. Mossburg, Ms. Rose, Mr. Bourne, Mr. Amerman, Ms. Tipton, Mr. Iannone and Ms. Schlachter is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336. The principal business and principal offices of CNL Holdings and CNL Financial Group are located at the same address.


         (c) Mr. Seneff's principal occupation is real estate development, finance and management. Mr. Seneff founded CNL in 1973 and has guided the company's real estate investment, finance and development activities since its formation. CNL and the entities it has established have over $6.5 billion in assets under management, representing interests in approximately 2,800 properties and 1,000 mortgage loans in 49 states. Mr. Seneff is a director and Chairman of the Board of the Company. In addition to holding positions as a director and as an officer of both CNL Holdings and CNL Financial Group, Mr. Seneff is a director, Chairman of the Board and Chief Executive Officer of Commercial Net Lease Realty, Inc., a NYSE-listed equity real estate investment trust, which acquires, owns, manages and indirectly, through investment interests, develops high quality, single-tenant retail, office and industrial properties that are generally leased to established corporate tenants under long-term commercial net leases. The address of Commercial Net Lease Realty Inc. is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801. In addition, he is a director and Chairman of the Board of CNL Hospitality Properties, Inc. and a director and Chairman of the Board of CNL Retirement Properties, Inc. The latter two companies are public, unlisted real estate investment trusts that invest in hotel properties and retirement properties, respectively, and maintain their addresses at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801. Mr. Seneff serves as a director and Chairman of the Board of CNL Retirement Corp. and a director, Chairman of the Board and Co-Chief Executive Officer of CNL Hospitality Corp., the real estate, finance and management advisors to CNL Retirement Properties, Inc. and CNL Hospitality Properties, Inc., respectively. Both corporations maintain their address at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801. Mr. Seneff is also a director, Chairman of the Board and Chief Executive Officer of CNL Securities Corp. and Chairman of the Board of CNLBank, both of which are engaged in the principal business of real estate finance and maintain their address at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

             Mrs. Seneff's principal occupation is as a parent and homemaker.

             The principal business of CNL Holdings is real estate investment, finance and development.

             Mr. T. Seneff's principal occupation is real estate investment, finance and development.

             Mr. Mossburg's principal occupation is real estate investment, finance and development.

             Ms. Rose's principal occupation is accounting and financial reporting. In addition to serving as an officer of both CNL Holdings and CNL Financial Group, Ms. Rose serves as Secretary of CNL Hospitality Properties, Inc., CNL Hospitality Corp., CNL Retirement Properties, Inc., CNL Retirement Corp. and the subsidiaries of such companies. Ms. Rose, a certified public accountant, in addition to serving as an officer of CNL Financial Group, serves as Secretary of the subsidiaries of CNL Financial Group and holds various other offices in the subsidiaries. In addition, she serves as Secretary for approximately 160 additional corporations affiliated with CNL Financial Group and its subsidiaries. Ms. Rose has served as Chief Financial Officer and Secretary of CNL Securities Corp. since July 1994. Ms. Rose oversees the tax compliance for over 650 corporations, partnerships and joint ventures, and real estate investment trusts, in addition to the accounting and financial reporting for CNL Holdings, Inc. and subsidiaries.

             Mr. Bourne's principal occupation is real estate development, finance and management. Mr. Bourne has been in partnership with Mr. Seneff for more than 20 years. As President of CNL Financial Group, Mr. Bourne has overseen CNL's real estate and capital markets activities including the investment of over $2.2 billion in equity, relating to the financing, acquisition, construction and leasing of restaurants, office buildings, apartment complexes, hotels, retirement properties and other real estate. In addition to serving as an officer of both CNL Holdings and CNL Financial Group, Mr. Bourne also serves as Director and Treasurer of CNL Hospitality Properties, Inc., and a director, Vice Chairman and Treasurer of CNL Hospitality Corp., CNL Retirement Properties, Inc. and CNL Retirement Corp. and as a director, President and Treasurer of CNL Investment Company and CNL Securities Corp. CNL Investment Company engages in the finance and development of real estate and maintains an address at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801. In addition, Mr. Bourne is a director and Vice Chairman of the Board of Commercial Net Lease Realty, Inc., and serves as a director of CNLBank.

             CNL Financial Group's principal business is real estate investment, finance and development.

             Mr. Amerman's principal occupation is executive management. Mr. Amerman provides these services to the Chairman of CNL Financial Group.

             Ms. Tipton's principal occupation is accounting and financial reporting.

             Mr. Iannone's principal occupation is corporate tax reporting.

             Ms. Schlachter's principal occupation is accounting and financial reporting.

         (d) During the last five years, none of Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Ms. Rose, Mr. Bourne, CNL Financial Group, Mr. Amerman, Ms. Tipton, Mr. Iannone or Ms. Schlachter have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Ms. Rose, Mr. Bourne, CNL Financial Group, Mr. Amerman, Ms. Tipton, Mr. Iannone or Ms. Schlachter have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Seneff, Mrs. Seneff, Mr. T. Seneff, Mr. Mossburg, Ms. Rose, Mr. Bourne, Mr. Amerman, Ms. Tipton, Mr. Iannone and Ms. Schlachter are citizens of the United States.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Mr. Seneff beneficially acquired 451,891 shares of Common Stock in exchange for 285.6 shares of common stock of CNL Financial Corp. pursuant to the Agreement and Plan of Merger by and among the Registrant, CFC Acquisition Corp., CFS Acquisition Corp., CNL Financial Corp., CNL Financial Services, Inc., CNL Financial Group, Five Arrows Realty Securities L.L.C., Mr. Bourne, Curtis B. McWilliams and Brian Fluck dated March 11, 1999.

             CNL Financial Group received 3,242,962 shares of Common Stock in exchange for 1,809 shares of common stock of CNL Financial Services, Inc. pursuant to the Agreement and Plan of Merger by and among the Registrant, CFC Acquisition Corp., CFS Acquisition Corp., CNL Financial Corp., CNL Financial Services, Inc., CNL Financial Group, Five Arrows Realty Securities L.L.C., Mr. Bourne, Curtis B. McWilliams and Brian Fluck dated March 11, 1999 and 6,454 shares of common stock of CNL Fund Advisors, Inc. pursuant to the Agreement and Plan of Merger by and among the Registrant, CFA Acquisition Corp., CNL Fund Advisors, Inc. and CNL Financial Group dated March 11, 1999.


Item 4.      PURPOSE OF TRANSACTION

             Mr. Seneff holds his shares of Common Stock solely for investment. Depending on market conditions and other factors, Mr. Seneff may sell or otherwise dispose of all or portions of his Common Stock if such sales and purchases would be desirable investments for his account portfolio. Mr. Seneff has served as a Director of the Company from May 2, 1994 to the present and as Chairman of the Board from December 6, 1994 to present. In addition, Mr. Seneff served as Chief Executive Officer from May 4, 1994 to September 1, 1999 and as Co-Chief Executive Officer from December 20, 2000 to September 5, 2003. Other than acting in his duties as a member of the board of directors, Mr. Seneff does not have any present plans or proposals with respect to any material change in the Company's business or corporate structure, or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Nevertheless, Mr. Seneff reserves the right to take any and all actions with respect to the Company or its equity securities as may be permitted by law.

             CNL Financial Group, a wholly owned subsidiary of CNL Holdings, which is wholly owned by Mr. and Mrs. Seneff, holds its shares of Common Stock solely for investment. Depending on market conditions and other factors, CNL Financial Group may sell or otherwise dispose of all or portions of its Common Stock if such sales and purchases would be desirable investments for its account portfolio.

             Neither Mrs. Seneff, CNL Holdings or CNL Financial Group have any present plans or proposals with respect to any material change in the Company's business or corporate structure, or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a-b) As of the date hereof, Mr. Seneff may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 5,451,841 shares of Common Stock (12.05% of the 45,248,670 shares of Common Stock outstanding as disclosed in the Company's Form 10-Q for the quarterly period ended June 30, 2003, as filed on August 11, 2003). Shares of Common Stock beneficially owned by Mr. Seneff include: (i) 930,891 shares for which Mr. Seneff has sole voting power and sole dispositive power;
             (ii) 2,750 shares acquired by J&R Investments of Orlando, Ltd. (the "Partnership"), for which Mr. Seneff shares voting power and the power to direct the disposition with Mr. Bourne as stockholders in J&R Investments, Inc., general partner of the Partnership, (iii) 4,491,381 shares held by CNL Financial Group for which Mr. Seneff has shared voting power and shared power to direct the disposition;
             (iv) 18,438 shares acquired by the James M. Seneff, Jr. Irrevocable Trust #1 for which Mr. Seneff has shared voting power and shared power to direct the disposition and (v) 8,381 shares acquired by the James M. Seneff, Jr. Irrevocable Trust #2 for which Mr. Seneff has shared voting power and shared power to direct the disposition of such shares.

             As of the date hereof, the number of shares of Common Stock beneficially owned by Mrs. Seneff, CNL Holdings and CNL Financial Group is 4,491,381 shares, comprising 9.93% of the outstanding shares of Common Stock. Mrs. Seneff, CNL Holdings and CNL Financial Group maintain shared voting power and shared power to direct the disposition of such shares.

             As of the date hereof, the number of shares of Common Stock beneficially owned by Ms. Rose and her husband, Brant C. Rose ("Mr. Rose"), as tenants in the entirety is 115,956 shares, comprising 0.26% of the outstanding shares of Common Stock. Ms. Rose and her husband maintain shared voting power and shared power to direct the disposition of such shares.

             As of the date hereof, the number of shares of Common Stock beneficially owned by Mr. Bourne is 990,858 shares, comprising 2.19% of the outstanding shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Bourne include: (i) 968,266 shares for which Mr. Bourne has sole voting power and sole dispositive power, (ii) 2,750 shares acquired by the Partnership, for which Mr. Bourne shares voting power and the power to direct the disposition with Mr. Seneff as stockholders in J&R Investments, Inc., general partner of the Partnership, and (iii) 19,842 shares acquired by the Robert A. Bourne Irrevocable Trust #1 for which Mr. Bourne has shared voting power and shared power to direct the disposition of such shares.

             None of Mr. T. Seneff, Mr. Mossburg, Mr. Amerman, Ms. Tipton, Mr. Iannone or Ms. Schlachter beneficially own any shares of Common Stock.

             The Partnership is a Florida limited partnership which is in the business of real estate investment and finance. The Partnership maintains the address of its principal business and its principal office at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336. J&R Investments, Inc. is a Florida corporation which engages in the business of advising and managing the Partnership on real estate investment and finance matters. J&R Investments, Inc. maintains the address of its principal business and its principal office at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336. Mr. Rose's principal employment is as a deputy sheriff with the Orange County Sheriff's Office. Such office, which also serves as Mr. Rose's business address, is located at 2400 West 33rd Street, Orlando, Florida 32839-8704. Mr. Rose is a citizen of the United States.

             During the last five years, none of the Partnership, J&R Investments, Inc. or Mr. Rose have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Partnership, J&R Investments, Inc. or Mr. Rose have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (c)   On August 7, 2003,  CNL  Financial  Group  awarded  6,418 shares of
             Common Stock to its current and former employees for no consideration pursuant to its Company Stock Value Bonus Plan dated September 1, 1999. CNL Financial Group completed the award to its current and former employees at its principal office located at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336.

             Except as set forth above, there are no other transactions that were effected during the last sixty days by any of Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Ms. Rose, Mr. Bourne, CNL Financial Group, Mr. Amerman, Ms. Tipton, Mr. Iannone, Ms. Schlachter, the Partnership, J&R Investments, Inc. or Mr. Rose with respect to the Common Stock.

       (d) Of the 957,710 shares for which Mr. Seneff has sole voting power, 18,438 of such shares are owned of record by the James M. Seneff, Jr. Irrevocable Trust #1, which retains the power to direct the receipt of dividends from and the proceeds from the sale of such shares, and 8,381 of such beneficially owned shares are owned of record by the James M. Seneff, Jr. Irrevocable Trust #2, which retains the power to direct the receipt of dividends from and the proceeds from the sale of such shares.

             Of the 988,108 shares for which Mr. Bourne has sole voting power, 19,842 of such shares are owned of record by the Robert A. Bourne Irrevocable Trust #1, which shares the power to direct the receipt of dividends from and the proceeds from the sale of such shares.

             Except as set forth above, there are no other shares held by Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Ms. Rose, Mr. Bourne, CNL Financial Group, Mr. Amerman, Ms. Tipton, Mr. Iannone, Ms. Schlachter, the Partnership, J&R Investments, Inc. or Mr. Rose over which any person has the right to receive or the power to direct the receipt of dividends or sale proceeds.

       (e)   Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Not applicable.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS

       (99)   Joint Acquisition Statement Pursuant to Rule 13d-1(k).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2003


                                             /s/ James M. Seneff, Jr.
                                             ----------------------------------
                                             James M. Seneff, Jr.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2003


                                             /s/ Dayle L. Seneff
                                             -----------------------------------
                                             Dayle L. Seneff



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:     September 15, 2003

                                             CNL Holdings, Inc.


                                             By:    /s/ James M. Seneff, Jr.
                                                    ---------------------------
                                             Name:  James M. Seneff, Jr.
                                             Title: Chairman of the Board,
                                                    Chief Executive Officer,
                                                    President and Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:     September 15, 2003

                                             CNL Financial Group, Inc.


                                             By:    /s/ James M. Seneff, Jr.
                                                    ---------------------------
                                             Name:  James M. Seneff, Jr.
                                             Title: Chairman of the Board,
                                                    Chief Executive Officer and
                                                    Sole Director